Page 1

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         ALLOY STEEL INTERNATIONAL, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                  019860 10 5
                                 (CUSIP NUMBER)

                                  Gene Kostecki
                            42 Mercantile Way Malaga
                          P.O. Box 3087 Malaga D C 6945
                                Western Australia
                              61 + (8) + 9248 3188

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy To:

                           Kirkpatrick & Lockhart LLP
                            Miami Center, Suite 2000
                            201 S. Biscayne Boulevard
                              Miami, Florida 33131
                          Attn: Clayton E. Parker, Esq.
                                 (305) 539-3300

                                  JULY 12, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].





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                                  SCHEDULE 13D

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1     NAME OF REPORTING PERSONS
      Gene Kostecki

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) /X/
                                                             (b) / /

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------

4     SOURCE OF FUNDS

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)( )



--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia

--------------------------------------------------------------------------------
NUMBER OF           7   SOLE VOTING POWER
SHARES OF
BENEFICIALLY            3,650,500
OWNED BY         ---------------------------------------------------------------
EACH REPORTING      8   SHARED VOTING POWER
PERSON WITH
                        6,947,500
                 ---------------------------------------------------------------

                    9   SOLE DISPOSITIVE POWER

                        3,650,500
                 ---------------------------------------------------------------

                    10  SHARED DISPOSITIVE POWER

                        6,947,500
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,598,000
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /


--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      62.3%

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
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                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Kenside Investments, Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) /X/
                                                             (b) / /

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------

4     SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)( )



--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
NUMBER OF           7   SOLE VOTING POWER
SHARES OF
BENEFICIALLY            4,760,000
OWNED BY         ---------------------------------------------------------------
EACH REPORTING      8   SHARED VOTING POWER
PERSON WITH
                        -0-
                 ---------------------------------------------------------------

                    9   SOLE DISPOSITIVE POWER

                        4,760,000
                 ---------------------------------------------------------------

                    10  SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,760,000
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      28%

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

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                                  SCHEDULE 13D

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1     NAME OF REPORTING PERSONS

      Collier Unit Trust

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) /X/
                                                             (b) / /

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS

     OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)( )

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Australia

--------------------------------------------------------------------------------
NUMBER OF           7   SOLE VOTING POWER
SHARES OF
BENEFICIALLY            1,250,000
OWNED BY         ---------------------------------------------------------------
EACH REPORTING      8   SHARED VOTING POWER
PERSON WITH
                        -0-
                 ---------------------------------------------------------------

                    9   SOLE DISPOSITIVE POWER

                        1,250,000

                 ---------------------------------------------------------------

                    10  SHARED DISPOSITIVE POWER

                        -0-

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,250,000

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.3%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

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                                  SCHEDULE 13D

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1     NAME OF REPORTING PERSONS

      Ames Nominees Pty. Ltd.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) /X/
                                                             (b) / /

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------

4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)( )



--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Australia

--------------------------------------------------------------------------------
NUMBER OF           7   SOLE VOTING POWER
SHARES OF
BENEFICIALLY            937,500
OWNED BY         ---------------------------------------------------------------
EACH REPORTING      8   SHARED VOTING POWER
PERSON WITH
                        -0-
                 ---------------------------------------------------------------

                    9   SOLE DISPOSITIVE POWER

                        937,500

                 ---------------------------------------------------------------

                    10  SHARED DISPOSITIVE POWER

                        -0-

--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      937,500
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.5%

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------


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ITEM 1.  SECURITY AND ISSUER.
         --------------------

        This statement relates to shares of common stock, par value $0.01 per share (the "SHARES"), of Alloy Steel International, Inc., a Delaware corporation (the "ISSUER"). The principal executive office of the Issuer is located at 42 Mercantile Way, Malaga, P.O. Box 3087, Malaga, D.C., 6945, Western Australia.

ITEM 2.  IDENTITY AND BACKGROUND.
         ------------------------

        (a)-(c), (f). This statement is being filed by Gene Kostecki ("Kostecki"), Kenside Investments, Ltd. ("Kenside"), Collier Unit Trust ("Collier") and Ames Nominees Pty. Ltd. ("Ames") (collectively, the "Reporting Persons").

        Kostecki is President and Chief Executive Officer of the Issuer. Kostecki's business address is 42 Mercantile Way, Malaga, P.O. Box 3087, Malaga, D.C., 6945, Western Australia. Kostecki is a citizen of Australia.

        Kenside is a British Virgin Islands corporation. Its principal address is Level 1, 252 Cambridge Street, Wembley, Western Australia 6014. It primarily engages in consulting and investing services. Its controlling principal is Kostecki.

        Collier is a trust formed under the laws of Australia. Its principal address is 42 Mercantile Way, Malaga, Western Australia 6945. Its primary business purposes are manufacturing and investing. Its controlling principal is Kostecki.

        Ames  is  an  Australian  corporation.   Its  principal  address  is  42
Mercantile Way, Malaga, Western Australia 6945. It primarily engages in trustee and investing activities. Its controlling principal is Kostecki.

        (d) and (e).  During the last five years,  no Reporting  Person has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

        As of the close of business on March 15, 2001, Kostecki held, in the aggregate, 3,650,500 Shares. On June 30, 2000, Kostecki purchased 919,500 Shares at a price of $0.16 per Share for an aggregate purchase price of $147,120. All funds were provided from Kostecki's personal funds. On October 2, 2000, Kostecki acquired 2,731,000 Shares in connection with the Issuer's purchase of the 3-D Pipe Fitting Cladder process.

        As of the close of business on March 15, 2001, Kenside held, in the aggregate, 4,760,000 Shares. In May 2000, the Issuer acquired from Kenside the exclusive worldwide license (excluding the U.S.) in connection with certain

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patent and technology rights related to the Arcoplate process,  in exchange for, in part, 4,760,000 Shares.

        As of the close of business on March 15, 2001, Collier held, in the aggregate, 1,250,000 Shares. In October 2000, the Issuer acquired certain assets of Collier in exchange for 1,250,000 Shares.

        As of the close of business on March 15, 2001, Ames held, in the aggregate, 937,500 Shares. In October 2000, the Issuer entered into a twelve
(12) month consulting agreement with Ames, which in exchange for services to be provided by Ames, provided Ames with 937,500 Shares.

ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

        The Reporting Persons acquired the Shares for investment in connection and not with a view to, or for resale in connection with, any distribution thereof, and the Reporting Persons do not have a present intention of selling, granting any participation in, or otherwise distributing the Shares. The Reporting Persons have no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

        (a)-(b) As of the close of business on March 15, 2001, the Reporting Persons beneficially owned the number of Shares set opposite their name, representing the percentage ownership set forth below:

                                   NO. OF SHARES             PERCENTAGE
REPORTING PERSON                    OF HOLDINGS              OWNERSHIP
----------------                    -----------              ---------

Kostecki                             10,598,000                62.3%
Kenside                                                        28.0%
                                      4,760,000
Collier                               1,250,000                 7.3%

Ames                                    937,500                 5.5%



        Kostecki has the sole power to vote and to dispose of the Shares which he directly owns.

        Kostecki has the power to direct the vote and to direct the disposition of the Shares directly owned by Kenside, Collier and Ames, as he controls such entities.

        Kenside  has  the  sole  power,   through  its   controlling   principal
(Kostecki), to vote and to dispose of the Shares it directly owns.

        Collier has the power, through its controlling principal (Kostecki), to vote and to dispose of the Shares it directly owns.


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        Ames has the power,  through its controlling  principal  (Kostecki),  to vote and to dispose of the Shares it directly owns.

        By reason of the provisions of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "ACT"), Kostecki may be deemed to beneficially own the Shares directly owned by Kenside, Collier and Ames, as a result of his control over such entities.

        (c) The Reporting Persons have not effected any transactions involving the Shares within the last 60 days.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

        Kostecki, as the controlling principal of each of Kenside, Collier and Ames, has the power, along with the other principals of such entities, to vote and dispose of the Shares held by such entities.

        Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

        Exhibit 1     Joint Filing Agreement.



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                                    SIGNATURE

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated: JULY 12, 2001
                                 REPORTING PERSONS:


                                 /s/ Gene Kostecki
                                 ===========================
                                 GENE KOSTECKI

                                 KENSIDE INVESTMENTS, LTD.


                                 By:  /s/
                                     ---------------------
                                 Name: Red Champion Management Limited
                                 Its:  Sole Corporate Director


                                 COLLIER UNIT TRUST


                                 By: /s/ Kroko Nominees Pty Ltd.
                                         Gene Kostecki
                                      ---------------------
                                 Name: G. Kostecki, Director
                                 Its:  Corporate Trustee

                                 AMES NOMINEES PTY. LTD.



                                 By: /s Maria A. Kotecki
                                    ---------------------
                                 Name: Maria A. Kostecki
                                 Its:  Director




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                                                                         Page 10

                             JOINT FILING AGREEMENT


        In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Alloy Steel International, Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of May 11, 2001.

                                 REPORTING PERSONS:


                                 /s/ Gene Kostecki
                                 ===========================
                                 GENE KOSTECKI

                                 KENSIDE INVESTMENTS, LTD.


                                 By:  /s/
                                     ---------------------
                                 Name: Red Champion Management Limited
                                 Its:  Sole Corporate Director


                                 COLLIER UNIT TRUST


                                 By: /s/ Kroko Nominees Pty Ltd.
                                         Gene Kostecki
                                      ---------------------
                                 Name: G. Kostecki, Director
                                 Its:  Corporate Trustee

                                 AMES NOMINEES PTY. LTD.



                                 By: /s Maria A. Kotecki
                                    ---------------------
                                 Name: Maria A. Kostecki
                                 Its:  Director